EXHIBIT 99.1

Brookfield Asset Management Announces Results of Conversion of its Series 38 Preferred Shares

BROOKFIELD, NEWS, March 19, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM) today announced that after having taken into account all election notices received by the March 16, 2020 deadline for the conversion of its Cumulative Class A Preference Shares, Series 38 (the “Series 38 Shares”) (TSX: BAM.PF.E) into Cumulative Class A Preference Shares, Series 39 (the “Series 39 Shares”), there were 33,415 Series 38 Shares tendered for conversion, which is less than the one million shares required to give effect to conversions into Series 39 Shares. Accordingly, there will be no conversion of Series 38 Shares into Series 39 Shares, and holders of Series 38 Shares will retain their Series 38 Shares.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $540 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively. For more information, please visit our website at www.brookfield.com.

For more information, please visit our website at www.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com